UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37671

FOREST CITY REALTY TRUST, INC.
(Exact name of registrant as specified in its charter)

Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113
(216) 621-6060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.
Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Realty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2017	FOREST CITY REALTY TRUST, INC.
	By:	/s/ Ketan K. Patel
		Name:	Ketan K. Patel
		Title:	Executive Vice President, Secretary and General Counsel